Exhibit 99.1

CASTOR MARITIME INC. ANNOUNCES DELIVERY OF THE M/V MAGIC RAINBOW AND COMMERCIAL UPDATE

Limassol, Cyprus, August 14, 2020 – Castor Maritime Inc. (NASDAQ: CTRM), (“Castor” or the “Company”), a global shipping company specializing in the ownership of dry bulk vessels, announced today that, in connection with a previously announced acquisition of a 2007 Chinese-built Panamax dry bulk carrier from an unaffiliated third party seller, it has taken delivery, through one of its wholly-owned subsidiaries, on August 8, 2020, of the M/V Magic Rainbow (the “Magic Rainbow Acquisition”). The Magic Rainbow Acquisition was financed in whole with cash on hand that the Company raised in two equity offerings that it conducted in June and July of this year.
Following its delivery and as previously announced, the M/V Magic Rainbow commenced on August 12, 2020, employment under a charter party contract with an expected term of a minimum of three months that can extend up to a maximum of five months, at a daily gross hire rate of $10,300.
Further, on August 13, 2020, the M/V Magic Sun entered into a new time charter agreement with Ausca Shipping Limited at a daily gross hire rate of $12,500. The charter agreement has an expected term of 3-4 months and is expected to commence on or around August 15, 2020.
Following these commercial developments, the Company’s fleet employment profile as of today is as follows:
Vessel Name	DWT	Year Built	Country of construction	Daily Gross Charter Rate	Redelivery Date (Earliest/ Latest)
Magic P	76,453	2004	Japan	$9,000	December 2020	March 2021
Magic Sun	75,311	2001	Korea	$12,500	November 2020	December 2020
Magic Moon	76,602	2005	Japan	$9,000	September 2020	October 2020
Magic Rainbow	73,593	2007	China	$10,300	November 2020	January 2021
Petros Panagiotidis, Chief Executive Officer and Chief Financial Officer of Castor commented:
“We are extremely pleased that, despite the various challenges presented by the ongoing COVID-19 pandemic, we have successfully completed the Magic Rainbow Acquisition, just a few weeks after the conclusion of two capital raising transactions that significantly bolstered our capital structure. The acquisition of the M/V Magic Rainbow together with our previously announced acquisition of our fifth vessel is a testament of our determination to rapidly grow our fleet and create value for our shareholders. We are equally satisfied to have been able to contract, in this volatile market environment, two out of our four vessels at competitive and above breakeven charter hire rates, providing us with further stability and visibility of cash flows.”

About Castor Maritime Inc.
Castor Maritime Inc. is an international provider of shipping transportation services through its ownership of dry bulk vessels. The Company’s vessels are employed primarily on medium-term charters and transport a range of dry bulk cargoes, including such commodities as coal, grain and other materials along worldwide shipping routes.
The Company's fleet currently consists of four Panamax dry bulk carriers and, upon completion of the previously announced acquisition of a 2010 Japan-built Panamax dry bulk carrier, the Company’s fleet will consist of five dry bulk carriers.
For more information please visit the company’s website at www.castormaritime.com
Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values, the strength of world economies the stability of Europe and the Euro, fluctuations in interest rates and foreign exchange rates, changes in demand in the dry bulk shipping industry, including the market for our vessels, changes in our operating expenses, including bunker prices, dry docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the length and severity of the COVID-19 pandemic, the impact of public health threats and outbreaks of other highly communicable disease, the impact of the expected discontinuance of LIBOR after 2021 on interest rates of our debt that reference LIBOR, the availability of financing and refinancing and grow our business, vessel breakdowns and instances of off‐hire, risks associated with vessel construction, potential exposure or loss from investment in derivative instruments, potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management, and our ability to complete acquisition transactions as planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.
CONTACT DETAILS
For further information please contact:
Petros Panagiotidis
Castor Maritime Inc.
Email: info@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com